As filed with the Securities and Exchange Commission on February 1, 2021
Securities Act File No. 333-233605
Investment Company Act File No. 811-22437

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM N-2
☒ Registration Statement under the Securities Act of 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 4
and/or
☒ Registration Statement under the Investment Company Act of 1940
☒ Amendment No. 9

GUGGENHEIM TAXABLE MUNICIPAL BOND & INVESTMENT GRADE DEBT TRUST

(Exact Name of Registrant as Specified in Charter)

227 West Monroe Street
Chicago, Illinois 60606

(Address of Principal Executive Offices)
Registrant’s Telephone Number, Including Area Code: (312) 827-0100

Amy J. Lee
Guggenheim Funds Investment Advisors, LLC
227 West Monroe Street
Chicago, Illinois 60606

(Name and Address of Agent for Service)

Copies to:

Julien Bourgeois	Allison Fumai
Dechert LLP	Dechert LLP
1900 K Street, N.W.	1095 Avenue of the Americas
Washington, DC 20006	New York, NY 10036

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

[x] Check box if any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan.

[x] Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[x] This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 233605

Check each box that appropriately characterizes the Registrant:
[x] Registered Closed-End Fund.
[x] A.2 Qualified.

Explanatory Note

This Post-Effective Amendment No. 4 (the “Amendment”) to the Registration Statement (the “Registration Statement”) on Form N-2 (File Nos. 333-233605 and 811-22437) of Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, the Amendment consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. The Amendment does not modify any other part of the Registration Statement. Part A and Part B of the Registration Statement, as declared effective on November 23, 2020, are hereby incorporated by reference.

Pursuant to Rule 462(d) under the Securities Act, the Amendment shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C
OTHER INFORMATION
Item 25. Financial Statements And Exhibits
(1) Financial Statements

Incorporated by reference into Part B of the Registration Statement, as described in the Statement of Additional Information, are the Registrant’s audited financial statements, notes to such financial statements and the report of independent registered public accounting firm thereon, by reference to the Registrant’s Annual Report for the period ended May 31, 2020, as contained in the Registrant’s Form N-CSR filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2020.

(2) Exhibits

(a)	(i)(1)	Amended and Restated Agreement and Declaration of Trust of Registrant(6)
	(i)(2)	Amendment to A&R Agreement and Declaration of Trust of Registrant(6)
	(ii)(1)	Certificate of Trust(6)
	(ii)(2)	Amendment to Certificate of Trust(6)
	(ii)(3)	Amendment to Certificate of Trust(6)
(b)		Amended and Restated By-Laws of Registrant(6)
(c)		Not applicable
(d)		Not applicable
(e)		Dividend Reinvestment Plan of Registrant(1)
(f)		Not applicable
(g)	(i)	Investment Advisory Agreement(3)
	(ii)	Investment Sub-Advisory Agreement(3)
(h)	(i)	Controlled Equity OfferingSM Sale Agreement among the Registrant, the Investment Adviser and Cantor Fitzgerald & Co.(4)
	(ii)	Amendment to Controlled Equity OfferingSM Sale Agreement among the Registrant, the Investment Adviser and Cantor Fitzgerald & Co.(*)
(i)		Not applicable
(j)	(i)	Custody Agreement(3)
	(ii)	Foreign Custody Manager Agreement(3)
(k)	(i)(1)	Transfer Agency and Servicing Agreement(3)
	(i)(2)	Amendment to Transfer Agency and Servicing Agreement(3)
	(ii)(1)	Fund Accounting Agreement(3)
	(ii)(2)	Amendment to Fund Accounting Agreement(3)
	(ii)(3)	Amendment to Fund Accounting Agreement(6)
	(iii)(1)	Administration Agreement(3)
	(iii)(2)	Amendment to Administration Agreement(3)
	(iii)(3)	Amendment to Fund Administration Agreement(6)
	(iv)(1)	Credit Agreement(3)
	(iv)(2)	Amendment No. 1 to Credit Agreement(3)
	(iv)(3)	Amendment No. 2 to Credit Agreement(3)
	(iv)(4)	Amendment No. 3 to Credit Agreement(3)
	(iv)(5)	Amendment No. 4 to Credit Agreement(6)
	(iv)(6)	Amendment No. 5 to Credit Agreement(6)
	(v)	Security Agreement(3)
	(vi)	Collateral Account Control Agreement(3)
	(vii)	Fee and Service Agreement(3)
(l)		Opinion and Consent of Dechert LLP(6)
(m)		Not applicable
(n)		Consent of Independent Registered Public Accounting Firm(6)
(o)		Not applicable
(p)		Initial Subscription Agreement(1)

(q)		Not applicable
(r)	(i)	Code of Ethics of the Registrant and the Adviser(3)
	(ii)	Code of Ethics of the Sub-Adviser(3)
(s)		Power of Attorney(5)
(z)		Form of Prospectus Supplement for Common Shares Offering(3)
___________
(*) Filed herewith.

(1)
Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-168042 and 811-22437), filed with the Securities and Exchange Commission on September 30, 2010.

(2)
Incorporated herein by reference to Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-168042 and 811-22437), filed with the Securities and Exchange Commission on October 25, 2010.

(3)	Incorporated herein by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-233605 and 811-22437), filed with the Securities and Exchange Commission on September 3, 2019.

(4)	Incorporated herein by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-233605 and 811-22437), filed with the Securities and Exchange Commission on October 16, 2019.

(5)
Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-233605 and 811-22437), filed with the Securities and Exchange Commission on August 31, 2020.

(6)
Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-233605 and 811-22437), filed with the Securities and Exchange Commission on November 20, 2020.

Item 26. Marketing Arrangements
Reference is made to Exhibit (h) to this Registration Statement and the section entitled “Plan of Distribution” contained in Registrant’s Prospectus, filed herewith as Part A of Registrant’s Registration Statement.
Item 27. Other Expenses of Issuance and Distribution
The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:
NYSE Listing Fees	$2,500
SEC Registration Fees	$19,461
Independent Registered Public Accounting Firm Fees	$25,000
Legal Fees	$200,000
FINRA Fees	$23,000
Miscellaneous	$10,039
Total	$280,000
Item 28. Persons Controlled by or Under Common Control with Registrant
None

Item 29. Number of Holders of Securities
Title of Class	Number of Record Shareholders as of November 16. 2020

Common shares of beneficial interest, par value $0.01 per share	4

Item 30. Indemnification
Article V of the Registrant’s Amended and Restated Agreement and Declaration of Trust provides as follows:
5.1 No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a Trustee or officer of the Trust existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.
5.2 Mandatory Indemnification.
(a) The Trust hereby agrees to indemnify each person who at any time serves as a Trustee or officer of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in this Article V by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the Trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a Trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a Trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.
(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those Trustees who are neither “interested persons” of the Trust (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.
(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.
(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By-Laws of the Trust, any statute, agreement, vote of stockholders or Trustees who are “disinterested persons” (as defined in Section 2(a)(19) of the 1940 Act) or any other right to which he or she may be lawfully entitled. For the avoidance of doubt, to the extent the Trust enters into a written agreement with any Trustee to indemnify such Trustee, any indemnification of such Trustee by the Trust shall be governed by the terms of such written agreement, including with respect to determinations required, applicable presumptions and burden of proof with respect to such Trustee’s entitlement to indemnification and/or advancement of expenses.
(e) Subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Trust or serving in any capacity at the request of the Trust to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the Trustees.
5.3 No Bond Required of Trustees. No Trustee shall, as such, be obligated to give any bond or other security for the performance of any of his duties hereunder.
5.4 No Duty of Investigation; Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.
5.5 Reliance on Experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.
In addition, the Registrant has entered into an Indemnification Agreement with each trustee who is not an “interested person,” as defined in the Investment Company Act of 1940, as amended, of the Registrant, which provides as follows:
The Trust shall indemnify and hold harmless the Trustee against any and all Expenses actually and reasonably incurred by the Trustee in any Proceeding arising out of or in connection with the Trustee’s service to the Trust, to the fullest extent permitted by the Trust Agreement and By-Laws and the laws of the State of Delaware, the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, as now or hereafter in force, subject to the provisions of the following sentence and the provisions of paragraph (b) of Section 4 of this Agreement. The Trustee shall be indemnified pursuant to this Section I against any and all of such Expenses unless (i) the Trustee is subject to such Expenses by reason of the Trustee’s not having acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust or (ii) the Trustee is liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office, as defined in Section 17(h) of the Investment Company Act of 1940, as amended, and with respect to each of (i) and (ii), there has been a final adjudication in a decision on the merits in the relevant Proceeding that the Trustee’s conduct fell within (i) or (ii).
Item 31. Business and Other Connections of the Investment Adviser and the Sub-Adviser
The Adviser, a limited liability company organized under the laws of Delaware, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Adviser filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-62515).
The Sub-Adviser, a limited liability company organized under the laws of Delaware, acts as investment Sub-Adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Sub-Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Sub-Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Sub-Adviser filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-66786).
Item 32. Location of Accounts and Records
The accounts and records of the Registrant are maintained in part at the offices of the Trust at 227 West Monroe Street, Chicago, IL 60606, in part at the offices of the Investment Adviser at 227 West Monroe Street, Chicago, IL 60606, in part at the offices of the Sub-Adviser at 100 Wilshire Boulevard, 5th Floor, Santa Monica, California 90401 and in part at the offices of the Custodian at One Wall Street, New York, NY 10286, and in part at the offices of the Transfer Agent and Dividend Disbursing Agent at P.O. Box 30170, College Station, TX 77842-3170.
Item 33. Management Services
Not applicable.
Item 34. Undertakings
1.	Not applicable.
2.          Not applicable.
3.          Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:
(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(2)
to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(3)
to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, paragraphs (a)(1), (a)(2), and (a)(3) of this section do not apply to the extent the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(b)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:
(1)	if the Registrant is relying on Rule 430B under the Securities Act:
(A)
Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; o

(2)
that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C under the Securities Act: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 or 424 under the Securities Act;
(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(3)
the portion of any other free writing prospectus  or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Registrant undertakes that
(a) for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497 or 424(b)(1) will be deemed to be a part of the Registration Statement as of the time it was declared effective.
(b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.
5.
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Chicago, State of Illinois, on the 1st day of February, 2021.
GUGGENHEIM TAXABLE MUNICIPAL BOND & INVESTMENT GRADE DEBT TRUST

By:          /s/ Brian E. Binder
Brian E. Binder
President and Chief Executive Officer (Principal Executive Officer)

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities set forth below on the 1st day of February, 2021.
_________________
* Randall C. Barnes Trustee __________________
/s/ Brian E. Binder
Brian E. Binder
President and Chief Executive Officer (Principal Executive Officer)

/s/ John L. Sullivan
John L. Sullivan
Chief Financial Officer, Chief Accounting Officer, Treasurer and Chief Accounting Officer (Principal Financial and Accounting Officer)

/s/ Amy J. Lee
Amy J. Lee
Trustee, Vice President and Chief Legal Officer

* Signed by Mark E. Mathiasen, pursuant to a power of attorney filed August 31, 2020.

/s/ Mark E. Mathiasen
Mark E. Mathiasen
Attorney-In-Fact

* Angela-Brock Kyle Trustee __________________
* Donald A. Chubb, Jr. Trustee __________________
* Jerry B. Farley Trustee __________________
* Roman Friedrich III Trustee __________________
* Thomas Lydon, Jr. Trustee __________________
* Ronald A. Nyberg Trustee __________________
* Sandra G. Sponem Trustee __________________
* Ronald E. Toupin Jr. Trustee

Exhibit List

(h)(ii)	Amendment to Controlled Equity OfferingSM Sale Agreement among Registrant, the Investment Advisor and Cantor Fitzgerald & Co.